Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

ALCATEL

Lucent Technologies
Bell Labs Innovations

Creating the Global Leader
in Communications Solutions

August  2006

Alcatel Lucent Merger Roadshow

ALCATEL

Lucent Technologies
Bell Labs Innovations

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION

This document contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel’s managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent’s and Alcatel’s and the combined company’s future performance and the industries in which Lucent and
Alcatel operate and the combined company will operate, in addition to managements’ assumptions. Words such as
“expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings;
potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel;
fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements;
exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell;
the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards;
existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent’s annual report on Form 10-K for the year ended September 30, 2005 and quarterly reports on Form 10-Q for the periods ended December 31, 2005 and March 31, 2006 and Alcatel’s annual report on Form 20-F for the year ended December 31, 2005, as amended, as well as other filings by Lucent and Alcatel with the
U.S. Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ALCATEL

Lucent Technologies
Bell Labs Innovations

Proposed Merger Transaction
Strategic Rationale

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Compelling Strategic Rationale

Strategic Fit

Right Time, Right Solutions, Right Companies

Creating First True global Communications Solutions Provider

Unparalleled ability to offer integrated end-to-end solutions

Industry leading R&D platforms

Leader in converged networks

Deep customer relationships with every major service provider

Common Vision and Innovation Culture Enable Successful Execution

Achieving Significant Synergies and Enhancing Financial Position

Approx. €1.4 / $1.7 billion in annual pre-tax cost synergies within 3 years, with a substantial majority expected to be achieved in the first 2 years post closing

NPV of cost synergies approximately €10 / $12 billion

Combined CY05 revenues of €21 / $25 billion, cash of €9 / $11 billion

EPS accretive in the first year post closing with synergies, excluding restructuring charges and amortization of intangible assets

Enhancing Shareholder Value

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

OCT 2005**

APRIL 2006**

JUNE 2006**

Ericsson to buy
most of Marconi

Alcatel & Lucent

to merge

Nokia & Siemens

combine comm

equipment units

Alcatel-Lucent

€ 18.6 Bn

revenues*

Ericsson-Marconi

€ 16.4 Bn

revenues*

Nokia Siemens

Networks

€ 15.8 Bn

revenues*

* Calendar Year 2005, Alcatel Lucent revenues are Post-Thales transaction

** Transaction announcement dates

A leader in
converged networks &
services

Telecom Industry – Going Through Significant Consolidation

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Industry Leading Portfolio & Business Profile

Creating first true global
communications solutions
provider

Diversified portfolio of
complementary products

Diverse customer base

Extensive end-to-end
Services & Support
capabilities

Leading R&D capabilities

Leader in Converged Networks & Services

A leader in IPTV, NGN / IMS & 3G
Spread Spectrum (CDMA & UMTS)

Critical capabilities in next-gen network
transformation, multi-vendor capability

35% Europe, 34% NA, 31% RoW

(RoW: Asia-Pac 15%, Middle East & Africa 9%,
Caribbean & Latin America 7%)*

€2.4 Bn spend**, 25,000 patents**,
>26,000 staff**

#1 wireline, #3 mobility, in the top 3
in applications & services

* % of CY05 revenues  ** CY05, patents & staff as of Dec. 31, 2005

Proposed Merger Transaction
Status Update

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Balanced team leverages talent and experience

SERVICES

John Meyer

ENTERPRISE

Hubert

de Pesquidoux

WIRELINE

Michel Rahier

WIRELESS

Mary Chan

CONVERGENCE

Marc Rouanne

Corporate Centers

Worldwide Integrated Supply Chain & Procurement

Optimal Corporate Structure Defined

CARRIER Etienne Fouques

Business Groups

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

EUROPE

& SOUTH

Olivier Picard

EUROPE &
NORTH

Vince Molinaro

NORTH
AMERICA

Cindy Christy

ASIA-

PACIFIC

Frederic Rose

Optimal Corporate Structure Defined

Regions

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Board of Directors and Senior Management Team Named

Balanced team leverages talent and experience

Directors named on July  27, 2006 and to be confirmed
at shareholders meeting

Directors: 6 from Alcatel, 6 from Lucent, 2 mutually agreed
   still to be named

2 observers

Substantial portion of senior management team already announced

Year 1
Year 2
Year 3

-
  -
  -
  -
  -
-

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Expected Cost Synergies

~ 30%

~ 70%

€1.4/$1.7 Bn

Tangible and Clearly Identified

Approx. €1.4 / $1.7 billion in annual
pre-tax cost synergies within 3 years

About 70% expected to be achieved in
the first 2 years post closing

~ 30% Costs of goods sold

~70% Operating expenses

~ 55% of synergies related to
workforce reductions (approximately
9,000 people)

€10 / $12 billion NPV of cost
synergies expected to accrue to
shareholders of combined company

Cost synergies

Cumulative % achieved by year

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Expected Cost Synergies

* Currency exchange rate ratio: Euro 1 = USD 1.22

Examples of planning progress to date *

          End of year-3 targets identified

Real Estate: €100M / $122M

Supply Chain/Procurement:

€250M / $305M

Platform Convergence: €400M / $488M

Potential for revenue synergies

Corporate Functions

Real Estate

Information Technology

Supply Chain and Procurement

Sales and Marketing

Services

Research & Development

Platform Convergence

Tangible and Clearly Identified

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Status of Merger Closing Items

On track to complete our merger transaction by the end of
calendar year 2006, which is within the six to 12 month
timeframe originally announced on April 2

Approvals Required

Status

Regulatory

SEC

Completed

AMF

Completed

Shareholder meetings

To be held on Sept. 7th

CFIUS

P

rocess On

-

going

Anti

-

Trust

US Hart

-

Scott

-

Rod

ino (HSR)

Completed

European Union

Completed

All rights reserved © 2006, Alcatel, Lucent Technologies, Inc.

Lucent Pension Plans and Retiree Healthcare

*    Qualified U.S. pension plans, contributions based on current pension funding rules.    **As of June 30, 2006

Pensions

Combined over funded status on a GAAP basis as of Sept. 30, 2005

Fair Value of Plan Assets of approximately $34 billion

Benefit Obligation of approximately $31 billion

Fair Value of Plan Assets at June 30, 2006 of approx. $34 billion

During fiscal 3Q06 allocation of overall U.S. pension plan assets changed to about 50/50 equity/fixed-income securities

Currently do not expect to make contributions through 2007*

Believe it is unlikely that any required contributions would have a material impact on liquidity through 2010

Retiree Healthcare

Provide benefits for approximately 182,000 retirees and dependents**

Obligations and plan assets for management and formerly represented retirees accounted for separately

Management – funded out of operating cash

Formerly Represented – funded out of trusts ($232 million available**);

    $2.2 billion of pension plan assets eligible to fund as of Jan. 1, 2006

Compelling Strategic Rationale

Strategic Fit

Right Time, Right Solutions, Right Companies

Creating First True global Communications Solutions Provider

Unparalleled ability to offer integrated end-to-end solutions

Industry leading R&D platforms

Leader in converged networks

Deep customer relationships with every major service provider

Common Vision and Innovation Culture Enable Successful Execution

Achieving Significant Synergies and Enhancing Financial Position

Approx. €1.4 / $1.7 billion in annual pre-tax cost synergies within 3 years, with a substantial majority expected to be achieved in the first 2 years post closing

NPV of cost synergies approximately €10 / $12 billion

Combined CY05 revenues of €21 / $25 billion, cash of €9 / $11 billion

EPS accretive in the first year post closing with synergies, excluding restructuring charges and amortization of intangible assets

Enhancing Shareholder Value

Questions & Answers

WHERE TO FIND ADDITIONAL INFORMATION FILED WITH THE SEC

In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-
4 (File no. 33-133919) (the “Form F-4”), which includes a definitive proxy statement/prospectus, dated August 4, 2006, relating to the Alcatel ordinary shares underlying the Alcatel American Depositary Shares (“ADS”) to be issued in the proposed transaction.  Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the
SEC, including a registration statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration
Statements”) to register the Alcatel ADSs to be issued in the proposed transaction.  The Registration Statements and the related proxy statement/prospectus contain important information about Lucent, Alcatel, the proposed transaction and related matters.  Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel by contacting Investor Relations at www.lucent.com, by mail to
600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting
Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-4
0-76-10-10.